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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2006 Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40 1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F. Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐        No ☒

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company
Headquarters: Avenida Fontes Pereira de Melo, 40, Lisboa
Share Capital: Euro 1,128,856,500
Registered in the Commercial Registry of Lisbon under n0 03602/940706
Collective Person n0 503 215 058

Portugal Telecom clarifies the contents of disclaimers

        Lisbon, Portugal, 31 March 2006—Portugal Telecom, in connection with the document presented by the company's management regarding the opportunity and the conditions of the Public Tender Offer, clarifies the following:

1.
Where the document presented by the company's management regarding the opportunity and the conditions of the Public Tender Offer states that "no representation, warranty or undertaking is made", it should be understood that PT cannot guarantee the occurrence of the forecasted information presented, without thereby removing liability for the assumptions and consistency of the latter.

2.
These disclaimers relating to forward looking statements do not exclude or limit liability. In legal terms, the information provided is of its author's responsibility and, in this case, PT is fully responsible, for the relevant legal purposes, for the information it has provided. These disclaimers serve the sole purpose of defining the terms in which the information provided should be understood, as they specifically relate to statements that involve forecasts of the evolution of the business or of the economic and financial situation of the entity they concern.

3.
In legal terms, PT is fully responsible for the assumptions those forecasts depend upon, for the reasonableness of the adopted criteria and for their coherent application. Furthermore, as foreseen by law, these are matters that were the subject of an opinion included in a report issued by an Auditor registered with the Portuguese Securities Commission. Nonetheless, as is the case in all forecasts, no entity can warrant or guarantee that these will actually occur, especially in such cases where their occurrence may be affected by events beyond its control.

This information is also available on the website of the Investor Relations Department of PT at: http://ir.telecom.pt

Contact:
Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

        Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

        Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters Service under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        Date: March 31, 2006

PORTUGAL TELECOM, SGPS, S.A.
By:	/s/ NUNO PREGO Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

        This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

2

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Portugal Telecom, SGPS, S.A. Public Company Headquarters: Avenida Fontes Pereira de Melo, 40, Lisboa Share Capital: Euro 1,128,856,500 Registered in the Commercial Registry of Lisbon under n0 03602/940706 Collective Person n0 503 215 058
Portugal Telecom clarifies the contents of disclaimers
SIGNATURE
FORWARD-LOOKING STATEMENTS